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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                SCHEDULE 14D-1

                              (FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              -----------------

                              STANT CORPORATION
                          (Name of Subject Company)

                            E&W ACQUISITION CORP.
                                 TOMKINS PLC
                                  (Bidders)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                 854727-10-4
                    (CUSIP Number of Class of Securities)

                             GEORGE S. PAPPAYLIOU
                           TOMKINS INDUSTRIES INC.
                           4801 SPRINGFIELD STREET
                               DAYTON, OH 45431
                                (513) 476-0241
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

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CUSIP NO. 854727-10-4                  14D-1 and 13D
---------------------

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1.   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     E & W Acquisition Corp.
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2.   Check the Appropriate Box of a Member of a Group                  (a) [ ]
                                                                       (b) [ ]


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3.   SEC Use Only



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4.   Source of Funds

     AF

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                        [ ]


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6.   Citizenship or Place of Organization

     DELAWARE

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7.   Aggregate Amount Beneficially Owned By Each Reporting Person

     16,100,048

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8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [ ]



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9.   Percent of Class Represented By Amount in Row (7)

     Approximately 99.2% of the Shares outstanding on a fully diluted basis as of May 8, 1997
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10.  Type of Reporting Person

     CO

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---------------------
CUSIP NO. 854727-10-4                  14D-1 and 13D
---------------------

-------------------------------------------------------------------------------
1.   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons

     Tomkins PLC
-------------------------------------------------------------------------------
2.   Check the Appropriate Box of a Member of a Group                  (a) [ ]
                                                                       (b) [ ]


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3.   SEC Use Only



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4.   Source of Funds

     WC or BK

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(e) or 2(f)                                        [ ]


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6.   Citizenship or Place of Organization

     England

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7.   Aggregate Amount Beneficially Owned By Each Reporting Person

     16,100,048

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8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [ ]



-------------------------------------------------------------------------------
9.   Percent of Class Represented By Amount in Row (7)

     Approximately 99.2% of the Shares outstanding on a fully diluted basis as of May 8, 1997
-------------------------------------------------------------------------------
10.  Type of Reporting Person

     CO

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                                       3

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     This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 initially filed on April 11, 1997 (as amended, the "Schedule 14D-1") by Tomkins PLC, a corporation organized under the laws of England (the "Parent"), and its indirect wholly owned subsidiary, E&W Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Stant Corporation, a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 2. Acceptance for Payment and Payment for shares

     Item 2 is hereby amended to add as follows:

     Following expiration of the Offer at 12:00 Midnight, New York City time, on May 8, 1997, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser has been informed by the Depositary that 16,100,048 Shares (including 53,500 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 99.2% of the outstanding Shares, were tendered pursuant to the Offer. A copy of the press release issued by Parent on May 9, 1997 relating to the completion of the Offer is attached hereto as Exhibit (a)(11) and is incorporated herein by reference in its entirety.



Item 11. Material To Be Filed as Exhibits

          Item 11 is hereby amended to add the following:

          (a)(11) Text of press release, dated May 9, 1997.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 1997

                                        E & W Acquisition Corp.

                                        BY:  /s/ Geoffrey D. Eaton
                                             ----------------------------
                                             Name: Geoffrey D. Eaton
                                             Title: President and Chief
                                             Executive Officer


                                        Tomkins PLC

                                        BY:  /s/ Simon M. Webber
                                             ----------------------------
                                             Name: Simon M. Webber
                                             Title: Executive Officer --
                                                    Corporate
                                                    Development Unit and
                                                    Legal Counsel

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                                EXHIBIT INDEX

Exhibit No.               Description
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(a)(11)                   Text of Press Release, dated May 9, 1997